Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103-6996

www.drinkerbiddle.com

April 14, 2014

Via Edgar Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Monique S. Botkin

Re:	Infinity Core Alternative Fund

File Nos.: 811-22923; 333-194283

Dear Ms. Botkin:

The following responds to your letter dated April 2, 2014, in connection with your review of a registration statement filed on Form N-2 under the Investment Company Act of 1940 (“1940 Act”) to register the Infinity Core Alternative Fund (the “Fund”). Changes to the Fund’s disclosure will be reflected in a pre-effective amendment to the Fund’s registration statement.

Prospectus

1.	Outside Front Cover
a.	Comment: On page 1 in the fifth paragraph, please explain how to obtain the Fund’s annual or semiannual report to shareholders, and provide a toll-free number for investors to call to request the Fund’s annual report, semi-annual report, to request other information, or to make shareholder inquiries. See Item 1(1)(d) of Form N-2.

b.	Response: The requested information has been added to the fourth paragraph on page 1.

2.	Outside Front Cover
a.	Comment: Please confirm, pursuant to Item 1(1)(i) of Form N-2 and the Instruction thereto, that the required discount statement is omitted because the registrant believes its shares are unlikely to trade at a discount from net asset value.

b.	Response: The Fund confirms that the discount statement is omitted because the Fund’s shares are not expected to be listed on a securities exchange or trade in the secondary market and, therefore, will not trade at a discount from net asset value.

3.	Outside Front Cover
a.	Comment: Under “Total Offering” on page 2, please explain to the staff why the maximum sales charge is stated as “2%”, but footnote two states that sales are subject to up to a 3% sales charge. Please revise the disclosure to be consistent.

b.	Response: The maximum sales charge is 3%. The “Total Offering” box has been revised accordingly.

4.	Outside Front Cover
a.	Comment: Please revise the “Total Offering” box on page 2 to the tabular form with columns listed, as indicated in Item 1(1)(g) of Form N-2 (i.e., price to public/sales load/proceeds to registrant or other persons).

b.	Response: Requested change has been made.

5.	Fund Summary (“Fees and Expenses”)
a.	Comment: On page 5 and elsewhere in the registration statement, as applicable, please reflect the correct name of the “Expense Limitation and Reimbursement Agreement.”

b.	Response: Requested changes have been made.

6.	Fund Summary (“Fees and Expenses”)
a.	Comment: Please confirm to the staff that the Fund Fees and Expense table on page 9 includes: (i) the Administrative Fee and (ii) any fees paid to the Platform Manager.

b.	Response: The Fund confirms that the Administrative Fee and any fees paid to the Platform Manager are included under “Other Expenses.”

7.	Fund Summary (“Fees and Expenses”)
a.	Comment: On page 9, footnote 6, please add at the end of the second sentence discussing fees of the Investment Funds: “subject to loss carryforward provisions, as defined in the respective Investment Funds’ agreements.” See Fund’s Form N-Q filed with the Commission on March 3, 2014.

b.	Response: Requested change has been made.

8.	Use of Proceeds
a.	Comment: On page 10, please add disclosure that the term “considerable” means no longer than three months. Please also add disclosure of the consequences for the delay. See Item 7(2) of Form N-2 (i.e., how long it is expected to take to fully invest net proceeds in accordance with the Fund’s investment objectives and the consequences for the delay.)

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b.	Response: The disclosure indicates that net proceeds will be invested by the Fund in accordance with the Fund’s investment objective and strategies as soon as practicable, but in no event later than three months after receipt, consistent with market conditions and the availability of suitable investments. The disclosure also states that the Fund may be prevented from achieving its objective during any period in which the Fund’s assets are not substantially invested in accordance with its principal investment strategies. In order to prevent confusion, the phrase referenced above including the term “considerable” has been removed from the disclosure.

9.	Investment Strategies and Overview of Investment Process
a.	Comment: On page 11, please describe that “hedge exposures deemed too risky” for the Fund means that Vivaldi Asset Management, LLC (“investment manager”) and Infinity Capital Advisors, LLC (“sub-adviser”) (together, the “Advisers”) have the ability to put on hedges if they identify an area that one of the Underlying Managers invests in that they feel is risky, as the Fund stated in the Initial Response Letter.

b.	Response: Requested change has been made.

10.	Investment Strategies and Overview of Investment Process
a.	Comment: In the third paragraph under “Investment Policies and Restrictions” on page 12, we note the new disclosure stating that, “Subject to applicable law, the Fund may, from time to time in the future, also invest directly in securities pursuant to a discretionary investment advisory agreement with an investment manager.” Please confirm to the staff and disclose in the registration statement:

a. what type of “securities” the Fund will invest in under this arrangement;

b. what percentage of the Fund’s assets would be managed by a discretionary investment manager rather than invested in Investment Funds (as defined in the registration statement); and

c. whether the Fund or one of the Advisers would pay a discretionary investment manager for such management services.

Please also explain whether such discretionary manager would have an advisory agreement with the Fund or one of the Advisers and whether such discretionary manager would be a sub-adviser to the Fund under this possible scenario. See Item 8(2)(b)(1) of Form N-2.

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b.	Response: The Fund does not have any current intention to invest directly in securities pursuant to a discretionary investment advisory agreement with an investment manager. Any such future investments would be made subject to applicable law and such an investment manager would be treated as an investment adviser to the Fund in accordance with the 1940 Act.

11.	General Risks
a.	Comment: We note that the Fund discloses that it may engage in transactions involving swaps. When the Fund engages in total return swaps it must set aside an appropriate amount of segregated assets. See generally, Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the 1940 Act. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

b.	Response: The Fund notes the aforementioned guidance.

12.	General Risks
a.	Comment: The Fund discloses that it invests in derivative instruments. Please review your disclosure in light of the observations from this Division in its Letter to the ICI re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010), available on the Commission’s website at www.sec.gov and confirm that you have taken the observations in that letter into account when drafting the derivatives disclosure.

b.	Response: The Fund notes the aforementioned guidance and confirms that it was taken into account in drafting the derivatives disclosure.

13.	Investment Strategies and Overview of Investment Process
a.	Comment: On page 10, in the second paragraph under this heading, please add disclosure describing what the phrase “investments in special situations” means.

b.	Response: Requested disclosure has been added.

14.	Investment Strategies and Overview of Investment Process
a.	Comment: Under the heading “Prior Performance of Similar Accounts,” we have the following comments:

a. Provide the Fund’s prior performance since inception (the Fund was formed as a private fund in October 2013, and its Initial Filing became effective February 3, 2014).

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b. State the prior and/or related performance net of all sales loads relating to the account (e.g., private placement fees for the private funds).

c. Disclose which fees and expenses were deducted in the performance presentation shown.

b.	Response: Disclosure has been revised as requested. The Fund’s prior performance has been added under a new heading “Fund Performance.”

15.	Investment Strategies and Overview of Investment Process
a.	Comment: Please state whether the Adviser is controlled by Vivaldi Capital Management, LLC (“VAC”), an affiliate of the investment manager, and if so, the nature of VAC’s business. See Item 9(1)(b)(1) of Form N-2.

b.	Response: The Adviser is not controlled by Vivaldi Capital Management, LLC. Therefore, no changes have been made in response to this comment.

16.	Purchasing Shares
a.	Comment: On page 42 under “Purchasing Shares” (or elsewhere in the registration statement discussing the escrow account), briefly describe the conditions for release of the investors’ funds held in escrow, and the manner in which the monies in such account will be distributed if such conditions are not satisfied, including how accrued interest, if any, will be distributed to investors. See Item 5(4) of Form N-2.

b.	Response: Requested disclosure has been added under “Purchasing Shares.”

Part C Other Information

17.	Part C
a.	Comment: Please list all financial statements and exhibits filed as part of the registration statement and file financial statements for Fund (and financial statements prior to registered investment company status when it was a private fund). See Item 25 of Form N-2.

b.	Response: Financial statements for the Fund for the period October 1, 2013 (Commencement of Operations) through November 30, 2013 are attached as Exhibit B to the Fund’s Statement of Additional Information included in the attached pre-effective amendment. The financial statements are also listed as appropriate in the Part C.

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18.	Part C
a.	Comment: Please file a form of subscription agreement as an exhibit to the registration statement, as stated in your Initial Response Letter. See Item 25(2)(p) of Form N-2 (include as an exhibit a copy of any agreement made in consideration for providing the initial capital between or among the Fund, the underwriter, adviser, promoter, or initial stockholders and other assurances).

b.	Response: The form of subscription agreement for the Fund has been filed as an exhibit to the attached pre-effective amendment.

General

19.	General
a.	Comment: We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

b.	Response: The Fund understands that there may be additional comments on disclosures made in response to the letter, information supplied supplementally, or exhibits added in any pre-effective amendments.

20.	General
a.	Comment: Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

b.	Response: The Fund has not submitted and does not currently expect to submit an exemptive application or no-action request in connection with its registration statement.

21.	General
a.	Comment: Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the 1933 Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

b.	Response: The Fund has provided this letter in connection with the filing of a pre-effective amendment filed pursuant to Rule 472 of the Securities Act of 1933.

22.	General
a.	Comment: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

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b.	Response: The Fund and its management have reviewed the registration statement for accuracy and adequacy of disclosure.

23.	General
a.	Comment: Notwithstanding our comments, please furnish a letter acknowledging that

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

b.	Response: The requested letter is attached.

24.	General
a.	Comment: In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

b.	Response: The Fund acknowledges that the Division of Enforcement has access to all information provided to the staff of the Division of Investment Management in connection with its review of the filing or in response to its comments on the filing.

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We thank you for your assistance. If you should have any questions regarding the Funds’ responses to your comments, please do not hesitate to contact the undersigned at (215) 988-3307.

Sincerely,

/s/ Jillian L. Bosmann
Jillian L. Bosmann

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Infinity Core Alternative Fund

c/o J.D. Clark & Co.

803 West Michigan Street

Milwaukee, WI 53233

April 14, 2014

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Infinity Core Alternative Fund (the “Fund”)

(1933 Act Registration No. 333-194283)/(1940 Act Registration No. 811-22923)

Ladies and Gentlemen:

Attached is a letter responding to the staff’s comments on a registration statement filed on Form N-2 under the Investment Company Act of 1940 to register the Fund (the “Registration Statement”).

The Fund acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement. The Fund further acknowledges that staff comments or changes to disclosure in response to staff comments on the Registration Statement may not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Registration Statement. The Fund further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any party under the federal securities laws of the United States of America.

Very truly yours,

Infinity Core Alternative Fund

By	/s/ Michael Peck
Michael Peck
President

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